UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended December 31, 2001





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333




                         GENERAL INSTRUCTIONS



A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).
     A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.


ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

4th quarter not required.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                      Person
Company        Type of  Principal                     to Whom     Collateral Consideration Company       Amount of
Issuing        Security Amount of    Issue or Cost of Security    Given With Received for  Contributing  Capital
Security       Issued   Security     Renewal  Capital Was Issued  Security   Each Security Capital       Contribution
-------------- -------- ------------ -------- ------- ----------- ---------- ------------- ------------  ------------
                                                                                           NU
Select                                                                                     Enterprises,
Energy, Inc.     N/A        N/A        N/A      N/A       N/A        N/A          N/A      Inc.           $10,000,000

Northeast
Generation                                                                                 NU
Services                                                                                   Enterprises,
Company          N/A        N/A        N/A      N/A       N/A        N/A          N/A      Inc.           $   925,000

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

R. M.
Services, Inc. No transactions this quarter.

Acumentrics
Corporation    No transactions this quarter.

ERI/HEC
EFA-Med, LLC   No transactions this quarter.

E.S. Boulos
Company        No transactions this quarter.

NGS Mechanical
Company        No transactions this quarter.

HEC/CJTS
Energy                                                                                     Select Energy
Center LLC       N/A        N/A        N/A      N/A       N/A        N/A          N/A      Services, Inc. $    10,000


Northeast                                             Select Energy
Utilities      Advance   $33,502,000   N/A      N/A   New York, Inc. N/A          N/A          N/A

Select Energy                                                                             Select Energy,
New York, Inc.   N/A        N/A        N/A      N/A       N/A        N/A          N/A     Inc.           $ 5,000,000



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                December 31, 2001
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services     $               12
Company                                                             ==================

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services     $                2
                                                                    ==================
Northeast               Western
Generation              Massachusetts       Electrical and
Services                Electric Company    Mechanical services     $               13
Company                                                             ==================

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services     $              253
Company                                                             ==================

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services     $            2,930
Company                                                             ==================

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services     $            6,087
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                $              295
                                                                    ==================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services     $               24
Company                                                             ==================

Northeast
Generation              Yankee Energy       Electrical and
Services                Services Company    Mechanical services     $               69
Company                                                             ==================

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Company             Mechanical services     $               38
                                                                    ==================



Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                December 31, 2001
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous           $               12
                                                                    ==================

* 'Total Amount Billed' is direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of12/31/01   $6,885,709            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        1,032,856            line 2

Greater of $50 million or line 2                             $1,032,856 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                              $616,950
   Northeast Generation Services Company              25,336
   Select Energy Contracting, Inc.                    36,656
   Select Energy New York, Inc.                       36,699
   Reeds Ferry Supply Co., Inc.                            7
   HEC/Tobyhanna Energy Project, Inc.                   -
   Yankee Energy Services Company                     10,582
   E.S. Boulos Company                                 7,539
   R.M. Services, Inc.                                13,799
   NGS Mechanical Company                                 10
   Acumentrics Corporation                            10,000
   ERI/HEC EFA-Med, LLC                                    6
   HEC/CJTS Energy Center LLC                             10
                                                  -----------
   Total current aggregate investment                           757,594 line 4
                                                             -----------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                              $275,262 line 5
                                                             ===========


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------   -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

A.   Financial Statements

     Select Energy, Inc. (Unconsolidated):
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     Select Energy New York, Inc.:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     Northeast Generation Services Company:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     Select Energy Contracting, Inc.:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     Yankee Energy Services Company:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     ERI/HEC EFA-Med, LLC:
      Not available as of December 31, 2001

     E. S. Boulos Company:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     NGS Mechanical Company:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of December 31, 2001
      Income Statement - Three months and twelve months ended December 31, 2001

     Northeast Utilities (Parent):
      4th quarter not required

B.   Exhibits

Exhibit No.    Description
-----------    -----------
6.B.1.1a       Copy of contract required by Item 3 - filed under
               confidential treatment pursuant to Rule 104(b).

6.B.1.1b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1g Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1h Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1i Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1j Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                               2001
                                                          --------------
                                                           (Thousands
                                                           of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable, including unbilled
    revenues, net                                         $     277,132
  Accounts receivable from affiliated companies                 107,567
  Taxes receivable                                                2,282
  Special deposits                                               13,036
  Unrealized gains on mark-to-market transactions                60,836
  Prepaid wholesale power purchases                               8,286
  Prepayments and other                                           2,847
                                                          -------------
    Total current assets                                        471,986
                                                          -------------
Deferred Charges:
  Intangibles, net                                               20,151
  Accumulated deferred income taxes                              32,585
  Prepaid pensions                                                2,716
  Other                                                          23,697
                                                          -------------
    Total deferred charges                                       79,149
                                                          -------------
Property Plant and Equipment:
  Other                                                          12,051
                                                          -------------
                                                                 12,051
   Less: Accumulated provision for depreciation                   3,736
                                                          -------------
                                                                  8,315
  Capital additions in progress                                     289
                                                          -------------
    Total long-lived assets                                       8,604
                                                          -------------
    Total Assets                                          $     559,739
                                                          =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                              2001
                                                          --------------
                                                            (Thousands
                                                            of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                   $     162,000
  Accounts payable                                              273,166
  Accounts payable to affiliated companies                       15,018
  Other                                                          87,488
                                                          -------------
    Total current liabilities                                   537,672
                                                          -------------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares
   authorized and 100 shares outstanding                           -
  Capital surplus, paid in                                      199,551
  Other comprehensive loss                                      (33,459)
  Retained deficit                                             (144,025)
                                                          -------------
    Total stockholder's equity                                   22,067
                                                          -------------

    Total Liabilities and Stockholder's Equity            $     559,739
                                                          =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2001            2001
                                            --------------  ---------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $     783,921   $   2,749,628
                                            -------------   -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                             791,243       2,774,370
  Depreciation                                      1,234           4,787
  Other                                             5,798          40,027
  Taxes other than income taxes                      (161)          4,346
                                            -------------   -------------
       Total operating expenses                   798,114       2,823,530
                                            -------------   -------------
Operating Loss                                    (14,193)        (73,902)
                                            -------------   -------------
Other Income                                        2,745           3,011
                                            -------------   -------------
Interest and financing costs                        1,291           8,578
                                            -------------   -------------
       Loss before income taxes                   (12,739)        (79,469)
                                            -------------   -------------
Income Tax Benefit:
  Federal and state income taxes, net               5,867          32,160
                                            -------------   -------------
       Loss before cumulative
        effect of accounting change                (6,872)        (47,309)

Cumulative effect of accounting change,
  net of tax benefit of $14,611                      -            (21,985)
                                            -------------   -------------
Net Loss                                    $      (6,872)  $     (69,294)
                                            =============   =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the Period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                        December 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $         184
  Accounts receivable                                         11,766
  Accounts receivable from affiliated companies                1,274
  Fuel, materials and supplies, at average cost                  455
  Prepayments and other                                        1,572
                                                       -------------
    Total current assets                                      15,251
                                                       -------------

Other Investments:
  Investment in subsidiary company                            13,902
                                                       -------------
    Total other investments                                   13,902
                                                       -------------
Deferred Charges:
  Other                                                        1,130
                                                       -------------
    Total deferred charges                                     1,130
                                                       -------------

Long-Lived Assets:
  Other                                                        1,514
                                                       -------------
                                                               1,514
   Less: Accumulated provision for depreciation                  711
                                                       -------------
                                                                 803
  Capital additions in progress                                1,116
                                                       -------------
    Total long-lived assets                                    1,919
                                                       -------------

    Total Assets                                       $      32,202
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                        December 31,
                                                            2001
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $      12,500
  Accounts payable                                               498
  Accounts payable to affiliated companies                     3,833
  Accrued taxes                                                1,589
  Other                                                          139
                                                       -------------
    Total current liabilities                                 18,559
                                                       -------------

Deferred Credits:
  Other                                                           37
                                                       -------------
    Total deferred credits                                        37
                                                       -------------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares
   authorized and 100 shares outstanding                        -
  Capital surplus, paid in                                    10,436
  Retained earnings                                            3,170
                                                       -------------
    Total stockholder's equity                                13,606
                                                       -------------

    Total Liabilities and Stockholder's Equity         $      32,202
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2001            2001
                                             ------------    -------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $      19,030   $      67,588
                                            -------------   -------------

Operating Expenses:
  Operation                                        13,556          50,398
  Maintenance                                       3,990          14,760
  Depreciation                                        (23)             36
  Federal and state income taxes                       88              95
  Taxes other than income taxes                         4             256
                                            -------------   -------------
       Total operating expenses                    17,615          65,545
                                            -------------   -------------

Operating Income                                    1,415           2,043
                                            -------------   -------------

Other Income                                          661           3,147
                                            -------------   -------------

Interest and financing costs                          123             611
                                            -------------   -------------

Net Income                                  $       1,953   $       4,579
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2001
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $        215
  Accounts receivable                                        15,307
  Accounts receivable from affiliated company                   830
  Other material and supplies                                   267
  Prepayments and other                                         421
                                                       ------------
    Total current assets                               $     17,040
                                                       ------------

Deferred Charges:
  Goodwill                                                    5,943
                                                       ------------
    Total deferred charges                                    5,943
                                                       ------------

Long-Lived Assets:
  Other                                                      18,575
                                                       ------------
                                                             18,575
    Less: Accumulated provision for depreciation              4,570
                                                       ------------

    Total long-lived assets                                  14,005
                                                       ------------
    Total Assets                                       $     36,988
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2001
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $      3,790
  Accounts payable                                            4,576
  Accounts payable to affiliated companies                    7,454
  Accrued taxes                                                 926
  Other current liabilities                                   1,780
                                                       ------------
    Total current liabilities                                18,526
                                                       ------------

Long-term Liabilities:
  Deferred taxes                                                260
  Other                                                       2,538
                                                       ------------
    Total long-term liabilities                               2,798
                                                       ------------

Stockholders' Equity:
  Common stock, $1 par value - 100,000 shares
   authorized and 100 shares outstanding                       -
  Capital surplus, paid in                                   14,910
  Retained earnings                                             754
                                                       ------------
    Total stockholders' equity                               15,664
                                                       ------------

    Total Liabilities and Stockholders' Equity         $     36,988
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)




                                                  Three Months    Twelve Months
                                                      Ended           Ended
                                                  December 31,    December 31,
                                                      2001            2001
                                                  ------------    --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                                $     14,246    $     56,511
                                                  ------------    ------------

Operating Expenses:
  Operation                                             13,391          51,568
  Maintenance                                              128             437
  Depreciation                                             316           1,647
  Taxes other than income taxes                             55             450
                                                  ------------    ------------
       Total operating expenses                         13,890          54,102
                                                  ------------    ------------

Operating Income                                           356           2,409
                                                  ------------    ------------

Other (Loss)/Income                                        (18)             22
                                                  ------------    ------------

Interest and financing costs                               107             680
                                                  ------------    ------------

      Income before income taxes                           231           1,751
                                                  ------------    ------------
Income Tax Expense:
  Federal and state income taxes, net                      178             833
                                                  ------------    ------------

Net Income                                        $         53    $        918
                                                  ============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2001
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $          5
  Accounts receivable                                          127
                                                      ------------
    Total current assets                                       132
                                                      ------------

Long-Lived Assets:
  Organization costs, net                                      247
                                                      ------------
    Total long-lived assets                                    247
                                                      ------------

    Total Assets                                      $        379
                                                      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                    $        126
  Accounts payable to affiliated companies                     295
                                                      ------------
    Total current liabilities                                  421
                                                      ------------

Stockholders' Equity:
  Common stock, $0 par value - 100 shares
   authorized and outstanding                                    4
  Capital surplus, paid in                                       3
  Retained deficit                                             (49)
                                                      ------------
    Total stockholders' equity                                 (42)
                                                      ------------

    Total Liabilities and Stockholders' Equity        $        379
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)

                                              Three Months    Twelve Months
                                                  Ended           Ended
                                              December 31,    December 31,
                                                  2001            2001
                                              ------------    -------------
                                               (Thousands      (Thousands
                                               of Dollars)     of Dollars)

Operating Revenues                           $         258   $         961
                                             -------------   -------------

Operating Expenses:
  Other                                                259             962
  Amortization                                           5              20
                                             -------------   -------------
       Total operating expenses                        264             982
                                             -------------   -------------
Net Loss                                     $          (6)  $         (21)
                                             =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2001
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $      2,525
  Accounts receivable from affiliated companies              1,272
                                                      ------------
    Total current assets                                     3,797
                                                      ------------
Long-Lived Assets:
  Other                                                        714
                                                      ------------
                                                               714
    Less: Accumulated provision for depreciation                73
                                                      ------------
                                                               641
   Contracts receivable                                     26,265
                                                      ------------
    Total long-lived assets                                 26,906
                                                      ------------
      Total Assets                                    $     30,703
                                                      ============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                         $       -
  Retained earnings                                            226
                                                      ------------
    Total common stockholder's equity                          226
  Long-term debt                                            25,979
                                                      ------------
    Total capitalization                                    26,205
                                                      ------------
Current Liabilities:
  Accounts payable to affiliated companies                   3,403
  Accrued interest                                             744
                                                      ------------
    Total current liabilities                                4,147
                                                      ------------
Long-term Liabilities:
  Other                                                        351
                                                      ------------
    Total long-term liabilities                                351
                                                      ------------
    Total Capitalization and Liabilities              $     30,703
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2001            2001
                                             ------------    -------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Other Income                                $         531   $       2,259
                                            -------------   -------------

Interest and Financing Costs                          504           2,038
                                            -------------   -------------

Income Tax Expense                                    151             178
                                            -------------   -------------

Net (Loss)/Income                           $        (124)  $          43
                                            =============   =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2001
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                         $         443
                                                       -------------
    Total other property and investments                         443
                                                       -------------

Current Assets:
  Cash                                                           151
  Accounts receivable                                          4,700
  Accounts receivable from affiliated companies                2,280
  Taxes receivable                                               402
                                                       -------------
    Total current assets                                       7,533
                                                       -------------
Deferred Charges:
  Accumulated deferred income taxes                            1,399
  Goodwill                                                       405
                                                       -------------
    Total deferred charges                                     1,804
                                                       -------------

    Total Assets                                       $       9,780
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2001
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $      3,515
  Other                                                          34
                                                       ------------
    Total current liablilities                                3,549
                                                       ------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                          1
  Capital surplus, paid in                                    7,881
  Retained deficit                                           (1,651)
                                                        -----------
    Total stockholders' equity                                6,231
                                                        -----------

    Total Liabilities and Stockholders' Equity          $     9,780
                                                        ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                                  Three Months    Twelve Months
                                                      Ended           Ended
                                                  December 31,    December 31,
                                                      2001            2001
                                                  ------------    ------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $         51      $       200
                                                 ------------      -----------

Operating Expenses:
  Other                                                   129            1,279
  Depreciation                                             (1)             151
  Amortization                                              5               22
                                                 ------------      -----------
       Total operating expenses                           133            1,452
                                                 ------------      -----------

Operating Loss                                            (82)          (1,252)
                                                 ------------      -----------

Other Loss                                               (229)              (1)
                                                 ------------      -----------

Interest and financing costs                               31              399
                                                 ------------      -----------
Income Tax Expense:
Income taxes, net                                        (740)          (1,188)
                                                 ------------      -----------

Net Income/(Loss)                                $        398      $      (464)
                                                 ============      ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                               2001
                                                           ------------
                                                           (Thousands
                                                           of Dollars)
ASSETS
------
Current Assets:
  Cash                                                     $       286
  Accounts receivable                                            9,713
  Accounts receivable from affiliated companies                    872
  Materials and supplies, at average cost                          103
  Prepayments and other                                          1,683
                                                           -----------
    Total current assets                                        12,657
                                                           -----------

Other Investments:
  Other investments, at cost                                        26
                                                           -----------
    Total other investments                                         26
                                                           -----------

Deferred Charges:
  Other                                                          6,964
                                                           -----------
    Total deferred charges                                       6,964
                                                           -----------

Long-Lived Assets:
  Other                                                            547
                                                            ----------
                                                                   547
   Less: Accumulated provision for depreciation                     81
                                                            ----------
     Total long-lived assets                                       466
                                                            ----------

     Total Assets                                           $   20,113
                                                            ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                               2001
                                                           ------------
                                                            (Thousands
                                                            of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Advance from parent, non-interest bearing                 $    2,948
  Accounts payable                                               3,237
  Accounts payable to affiliated companies                         256
  Accrued taxes                                                  1,048
  Other                                                            540
                                                            ----------
    Total current liabilities                                    8,029
                                                            ----------


Deferred Credits:
  Other                                                          1,139
                                                            ----------
    Total deferred credits                                       1,139
                                                            ----------

Stockholder's Equity:
  Common stock, $1 par value - 20,000 shares
   authorized and 100 shares outstanding                          -
  Capital surplus, paid in                                       7,539
  Retained earnings                                              3,406
                                                            ----------
    Total stockholder's equity                                  10,945
                                                            ----------

    Total Liabilities and Stockholder's Equity              $   20,113
                                                            ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)



                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2001            2001
                                             ------------    -------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $      13,171   $      45,946
                                            -------------   -------------

Operating Expenses:
  Operation                                        11,582          41,703
  Depreciation                                        101             356
  Federal and state income taxes                      894           2,249
                                            -------------   -------------
       Total operating expenses                    12,577          44,308
                                            -------------   -------------

Operating Income                                      594           1,638
                                            -------------   -------------

Other Income                                          296           1,768
                                            -------------   -------------

Net Income                                  $         890   $       3,406
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL COMPANY
BALANCE SHEET
(Unaudited)


                                                        December 31,
                                                            2001
                                                        ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $         10
                                                       ------------
    Total current assets                                         10
                                                       ------------

    Total Assets                                       $         10
                                                       ============

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies            $           1
                                                      -------------
    Total current liabilities                                     1
                                                      -------------

Stockholder's Equity:
  Common stock, $0 par value - 20,000 shares
   authorized and 100 shares outstanding                       -
  Capital surplus, paid in                                       10
  Retained deficit                                               (1)
                                                      -------------
    Total stockholder's equity                                    9
                                                      -------------

    Total Liabilities and Stockholder's Equity        $          10
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NGS MECHANICAL COMPANY
INCOME STATEMENT
(Unaudited)

                                             Three Months    Twelve Months
                                                 Ended          Ended
                                             December 31,    December 31,
                                                 2001            2001
                                             ------------    -------------
                                              (Thousands     (Thousands
                                              of Dollars)    of Dollars)

Operating Revenues                           $    -          $     -
                                             ---------       ---------

Operating Expenses:
  Other                                           -                  1
                                             ---------       ---------

       Total operating expenses                   -                  1
                                             ---------       ---------
Net Loss                                     $    -          $      (1)
                                             =========       =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                               2001
                                                           ------------
                                                            (Thousands
                                                            of Dollars)
ASSETS
------
Current Assets:
  Cash                                                    $       5,876
  Accounts receivable                                            44,873
  Unrealized gains on mark-to-market transactions                12,030
  Fuel, materials and supplies, at average cost                   2,754
  Prepayments and other                                           2,908
                                                          -------------
    Total current assets                                         68,441
                                                          -------------
Deferred Charges:
  Accumulated deferred income taxes                                  96
                                                          -------------
    Total deferred charges                                           96
                                                          -------------
Property Plant and Equipment:
  Other                                                           2,193
                                                          -------------
                                                                  2,193
   Less: Accumulated provision for depreciation                   1,955
                                                          -------------
    Total long-lived assets                                         238
                                                          -------------
    Total Assets                                          $      68,775
                                                          =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                               2001
                                                           ------------
                                                            (Thousands
                                                            of Dollars)
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                        $      24,913
  Accounts payable to affiliated companies                           37
  Accrued taxes                                                   1,356
  Other                                                           3,075
                                                          -------------
      Total current liabilities                                  29,381
                                                          -------------

Advance from Northeast Utilities Parent Company                  33,502
                                                          -------------

Stockholder's Equity:
  Common stock, $1 par value - 10,000 shares
   authorized and outstanding                                        10
  Capital surplus, paid in                                        3,187
  Retained earnings                                               2,695
                                                          -------------
    Total stockholder's equity                                    5,892
                                                          -------------
    Total Liabilities and Stockholder's Equity            $      68,775
                                                          =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)




                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2001            2001
                                             ------------    -------------
                                              (Thousands      (Thousands
                                              of Dollars)     of Dollars)

Operating Revenues                          $      30,651   $      30,651
                                            -------------   -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                              26,592          26,592
  Maintenance                                           1               1
  Taxes other than income taxes                       (88)            (88)
                                            -------------   -------------
       Total operating expenses                    26,505          26,505
                                            -------------   -------------
Operating Income                                    4,146           4,146
                                            -------------   -------------
Other Income                                           11              11
                                            -------------   -------------
Interest and financing costs                           11              11
                                            -------------   -------------
       Income before income taxes                   4,146           4,146
                                            -------------   -------------
Income Tax Expense:
  Federal and state income taxes, net              (1,451)         (1,451)
                                            -------------   -------------
Net Income                                  $       2,695   $       2,695
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                        December 31,
                                                            2001
                                                        ------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $         1
                                                         -----------
    Total current assets                                           1
                                                         -----------

    Total Assets                                        $          1
                                                        ============

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
Stockholder's Equity:
  Capital surplus, paid in                                        10
  Retained deficit                                                (9)
                                                        ------------
    Total stockholder's equity                                     1
                                                        ------------
    Total Liabilities and Stockholder's Equity          $          1
                                                        ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended          Ended
                                             December 31,    December 31,
                                                 2001            2001
                                             -------------   -------------
                                              (Thousands     (Thousands
                                              of Dollars)    of Dollars)

Operating Revenues                          $     -         $    -
                                            ----------      ----------

Operating Expenses:
  Other                                              9               9
                                            ----------      ----------
       Total operating expenses                      9               9
                                            ----------      ----------

Net Loss                                    $       (9)     $       (9)
                                            ==========      ==========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



                             Northeast Utilities
                             Select Energy, Inc.
           Northeast Generation Services Company and Subsidiaries
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center, LLC
                            ERI/HEC EFA-Med, LLC
                       Yankee Energy Services Company
                             R.M. Services, Inc.
                           Acumentrics Corporation
                        Select Energy New York, Inc.


Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), also is engaged in the production of electric power. A sixth wholly owned subsidiary, Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, is Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company (NGC) was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries (SESI), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos) and NGS Mechanical, Inc. (NGS Mechanical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center, LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is
50 percent owned by SESI.

Yankee maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and owns 10 percent of the voting securities of
R. M. Services, Inc. (R.M. Services).

On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

On November 30, 2001, Select Energy acquired Niagara Mohawk Energy Marketing, Inc. (NMEM) for $31.7 million. This business was subsequently renamed Select Energy New York, Inc. (SENY).

Select Energy, NGS, Boulos, NGS Mechanical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, YESCO, R.M. Services, Acumentrics, and SENY are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

4.  About Boulos

On January 19, 2001, NGS completed the acquisition of Boulos, an electrical construction company which specializes in high voltage electrical construction and maintenance in Maine, Massachusetts, New Hampshire, and Vermont. Boulos is wholly owned by NGS.

5.  About NGS Mechanical

In January 2001, NGS formed a new subsidiary, NGS Mechanical, to provide mechanical services initially in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

6.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

7.  About Reeds Ferry

Reeds Ferry was acquired by SESI in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

8.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

9.  About HEC/CJTS

HEC/CJTS was formed on March 2, 2001, as a special purpose entity to facilitate the financing of SESI's construction of the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

10.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

11.  About YESCO

YESCO is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

12.  About R.M. Services

R. M. Services provides consumer collection services for companies throughout the United States.

13.  About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

14.  About SENY

On November 30, 2001, Select Energy acquired NMEM for $31.7 million. This business was subsequently renamed SENY. SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

15.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17.  Market Risk and Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and engages in energy trading and marketing activities. Select Energy manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeast United States, Select Energy conducts commodity-trading activities in electricity and its related products, natural gas and oil and, therefore, experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the statements of income as fuel, purchased and net interchange power and in the balance sheets as prepayments and other. The mark-to-market position at December 31, 2001, was a positive $44.4 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at market, based on closing exchange prices.

As of December 31, 2001, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices.
That 10 percent change would result in approximately a $0.6 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

Commodity Price Risk - Nontrading Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments.

When conducting sensitivity analysis of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair value of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of December 31, 2001, an unfavorable 10 percent change in forward market price would have resulted in a decrease in fair value of approximately $29 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading contracts on December 31, 2001, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2004. Select Energy has hedged its gas supply risk under these agreements through NYMEX contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which extend through 2004. As of December 31, 2001, the NYMEX contracts had a notional value of $91.3 million and a negative after-tax mark-to-market position of $14.7 million.

Derivative Cash Flow Hedge Accounting: Derivative instruments recorded which were effective cash flow hedges resulted in an increase in other comprehensive income of $12.3 million, net of tax, upon the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. During 2001, a positive $4.5 million, net of tax, was reclassified from other comprehensive income upon the conclusion of these hedged transactions and recognized in earnings. An additional $1.3 million, net of tax, was recognized in earnings for those derivatives that were determined to be ineffective. Also, during 2001, new cash flow hedge transactions were entered into which hedge cash flows through 2027. As a result of these new transactions and market value changes since January 1, 2001, other comprehensive income decreased by $53.7 million, net of tax. Accumulated other comprehensive income at December 31, 2001, was a negative $36.9 million, net of tax (decrease to equity), relating to hedged transactions and it is estimated that $29.4 million, net of tax, will be reclassified as a charge to earnings within the next twelve months. Cash flows from the hedge contracts are reported in the same category1 as cash flows from the hedged assets.

18.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.




                 QUARTERLY REPORT OF SELECT ENERGY, INC.

                           SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





          NORTHEAST UTILITIES
          -------------------
          (Registered Holding Company)



     By:  /s/ John P. Stack
          ------------------------------
          (Signature of Signing Officer)



          John P. Stack
          Vice President-Accounting and Controller
          Date:  March 27, 2002